Mail Stop 4561

January 16, 2008

Mr. Fredrick L. Sliva, President
Laurence Associates Consulting, Inc.
130 College Street
Suite 200A
South Hadley, MA 01075

> **Re: Laurence Associates Consulting, Inc.**
> **Registration Statement on Form SB-2/A**
> **Filed January 7, 2008**
> **File No. 333-147261**

Dear Mr. Sliva:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1.   We note your response to comment 1 of our letter dated December 31, 2007. We again attempted to access this website, and the page cannot be found. Please advise.

2.   We note your response to comment 2 of our letter dated December 31, 2007. Please disclose who controls the determination of Mr. Sliva's monthly salary. In addition, please add a risk factor disclosing the degree of control Mr. Sliva has over the determination of his salary and that the amount of Mr. Sliva's salary is not fixed or calculated pursuant to a formula.

Management's Discussion and Analysis or Plan of Operation, page 14

3.   On page 16, for the three months ended September 30, 2007, you indicate that your sales revenue was $31,205. This appears to be a typographical error. Please revise to $31,250.

Financial Statements

Note 2 – Summary of Significant Accounting Policies

e. Revenue Recognition, page F-7

4.   We note your revised disclosure in response to comment 8 of our letter dated December 31, 2008, and we reissue certain sections of our prior comment which do not appear to have been addressed. Please help us to better understand how your revenue recognition policy is consistent with the guidance in SAB 104. Specifically, please tell us how you were able to conclude that your earnings process is complete (at the point that you are no longer liable for monetary refunds) when it appears unclear that you have completed your services due to a contractual obligation to perform services if your candidate leaves employment within six months. Additionally, please tell us how you determined that you are able to overcome potential impairments to your ability to make a reasonable estimate of services to be performed at no charge in light of the fact that your company has less than two years of operating history and there is not a large volume of relatively homogenous candidate placements.

*   *   *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Howard Efron at 202-551-3439 or Kevin Woody, Accounting Branch Chief, at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or me at 202-551-3582 with any other questions.

Sincerely,

Michael McTiernan
Special Counsel

cc. Gary B. Wolff, Esq. (by facsimile)